August 14, 2017
Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop 3720
Re:    Cumulus Media Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 16, 2017
File No. 000-24525

Dear Mr. Pacho:

On behalf of Cumulus Media Inc. (“Cumulus” or the “Company”), set forth below are the Company’s responses to the comments (“Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated July 19, 2017 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2016 (the “2016 10-K”). For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from your letter.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

1.
We note that you took a significant goodwill impairment charge in connection with your 2016 annual impairment test as a result of lowering your forecasted revenue and profitability levels for 2017 and future periods. In this regard, please expand your MD&A to discuss your expectations regarding your future operating results and liquidity as a result of taking the impairment charge. Please clearly explain to your investors, if true, that you expect that historical operating results will not be indicative of future operating results. Please also discuss the reasons why you reduced your forecasted revenue and profitability and whether this is a known trend you expect to continue in the future.

The Company will undertake in future filings beginning with the Form 10-Q for the quarter ended June 30, 2017 to further expand its Management’s Discussion and Analysis (“MD&A”) as set forth below. For the convenience of the Staff, expanded disclosure as would be proposed to be included but based upon the facts and circumstances present at December 31, 2016 has been set forth below compared to the disclosure which appeared on pages 41-43 of the Company’s 2016 Form 10-K. In this regard, please note that the proposed disclosures which have been added in response to the Staff’s Comment have been noted in underlined bold italics.

“Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
...
General Overview
The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto beginning on page F-2 in this Form 10-K, as well as the information set forth in Item 1A “Risk Factors”. This discussion, as well as various other sections of this Annual Report, contains and refers to statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Such statements relate to our intent, belief or current expectations primarily with respect to our future operating, financial and strategic performance. Any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties. Historical operating results are not necessarily indicative of future operating results. Actual future results may differ from those contained in or implied by the forward-looking statements as a result of various factors. For more information, see “Cautionary Statements Regarding Forward-Looking Statements."
...
Liquidity Considerations
…
Our principal sources of funds have primarily been cash flow from operations and borrowings under credit facilities in existence from time to time. Our cash flow from operations is subject to factors such as changes in demand due to shifts in population, station listenership, demographics, audience tastes, and fluctuations in preferred advertising media. In addition, our cash flows may be affected if customers are not able to pay, or delay payment of, accounts receivable that are owed to us, which risks may be exacerbated in challenging or otherwise uncertain economic periods. In recent periods, the Company has experienced reductions in revenue and profitability from prior historical periods because of continuing market revenue pressures and cost escalations built into certain contracts. Management has taken steps to mitigate these risks and reductions through renewed business generation activities and cost containment initiatives, although no assurances as to the longer-term success of these efforts can be provided. In addition, we believe that our national platform and extensive station portfolio representing a broad diversity in format, listener base, geography, and advertiser base helps us maintain a more stable revenue stream by reducing our dependence on any single demographic, region or industry. Future reductions in revenue or profitability are possible and could have a material adverse effect on the Company’s results of operations, financial condition or liquidity. From time to time we have evaluated, and expect that we will continue to evaluate, opportunities to obtain additional public or private capital from the divestiture of radio stations or other assets that are not a part of, or do not complement, our strategic operations, as well as the issuance of equity and/or debt securities, in each case subject to market and other conditions in existence at that time.
…

We have assessed the current and expected business climate, our current and expected needs for funds and our current and expected sources of funds, and have determined, based on our forecasted financial results and financial condition as of December 31, 2016, that cash on hand, cash expected to be generated from operating activities, and cash expected to be available from various financing sources, assuming we do not have access to borrowings under the Revolving Credit Facility, will be sufficient to satisfy our anticipated funding needs for working capital, capital expenditures, interest and debt service payments, and any repurchases of securities and other obligations for at least the next twelve months after the issuance of the consolidated financial statements included elsewhere in this Form 10-K. We incurred non-cash impairment charges against intangible assets and goodwill, including charges of $603.1 million for the year ended December 31, 2016. Such non-cash charges reduced our reported operating results in those periods; however, as these charges did not require a cash outlay, they had no effect on our liquidity position in the near-term. Any future impairment charges could materially adversely affect our financial results in the periods in which they are recorded.”

As disclosed in the Company’s Form 10-K for the fiscal year ended December 31, 2016, as part of the Company’s annual impairment analysis, the Company reduced its forecasted revenue and profitability. This reduction was based on a number of factors including overall industry trends and the Company’s under-performance compared to its 2016 budget in the second half of the year. The Company’s Adjusted EBITDA for the six months ended June 30, 2016 was very close to budget (less than 1% below budget)which in and of itself or when combined with other considerations did not lead management to reduce the Company’s forecasted revenue or profitability. However, after the end of the third quarter 2016 when results fell below budget and persisted below budget into the fourth quarter of 2016, near-term future expectations were adjusted downward. In late 2016, as the Company’s 2017 budget was being compiled, management adjusted its outlook and consequently prepared a budget for 2017 that reflected lowered revenue and Adjusted EBITDA for 2017 when compared to the revenue and Adjusted EBITDA that had been projected in the 2015 year-end impairment analysis. Further, because 2017 was the base year for the projections used in the 2016 impairment analysis, this lower starting point resulted in lower revenue and Adjusted EBITDA for the subsequent years of those projections as well.

The lowered expectations for future financial results reflected in the projections underlying the 2016 impairment analysis are consistent with expected industry trends and company-specific performance. Projections by research analysts for the overall radio industry which we reviewed as part of the 2017 budgeting process show a fairly narrow range of expectations for future revenue, from low to slightly declining growth. Considering that backdrop, management has been developing and is implementing turnaround strategies it believes will support its forecast for modest revenue and profitability growth.

Notes to Consolidated Financial Statements 4. Intangible Assets and Goodwill, page F-14

2.
We note that during the year ended December 31, 2015 you recorded a non-cash impairment charge of $549.7 million as a result of an interim impairment test of goodwill. We also note that during the 2016 year, based on interim performance, you determined that no indicators were present which would suggest the fair value of the reporting units may have declined below the carrying value. However, during the annual impairment test and as part of your 2017 budgeting process, you lowered your forecasted revenue and profitability levels for 2017 and future periods. In this regard, tell us in detail why you determined that there were no indicators of impairment during the interim period of fiscal year 2016 and the reasons why you lowered your forecasted revenues and profitability for 2017 and future periods.

At each interim period ended March 31, 2016, June 30, 2016 and September 30, 2016 management considered the following qualitative factors as outlined by ASC 350, Goodwill, to determine if there were any indicators of impairment:

•	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital or other developments in equity and credit markets,

•
Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (consider in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development,

•	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows,

•	Impairments of other assets or the establishment of valuation allowances on deferred tax assets,

•	Cash flow or operating losses at the reporting unit level,

•
Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit, and

•	If applicable, a sustained decrease in share price (consider in both absolute terms and relative to peers).

In addition, other examples of events and circumstances that may require consideration as outlined in the AICPA Guide, Testing Goodwill for Impairment, were determined to be not applicable.

At each interim period, management concluded that none of these qualitative factors existed to indicate an impairment.

Additionally, at each interim period ended March 31, 2016, June 30, 2016 and September 30, 2016, management considered the following quantitative factors related to cash flow and operating results to determine if there were any indications of an impairment (note that the Company uses Adjusted EBITDA as its best indicator of operating results and cash flows):

Period ended March 31, 2016
During the first quarter of 2016, as disclosed in the Form 10-Q for the three months ended March 31, 2016, the Company modified its management reporting framework including how the Company evaluates operating performance and internally reports financial information. This modification resulted in a reorganization of the Company's reportable segments and reporting units. Prior to this reorganization, the Company had three reporting units for purposes of goodwill allocation. After the modification, all of the Company's radio markets comprised one reporting unit ("Reporting Unit 1 - RSG"), Westwood One comprised the second reporting unit ("Reporting Unit 2 - WWO") and the third reporting unit ("Reporting Unit 3"), in which there is no goodwill, continued to consist of the Company's corporate and other revenues and expenses. As part of the reorganization of reportable segments and reporting units, the Company allocated goodwill to the new reporting unit structure based upon a relative fair value approach. The Company determined that goodwill was not impaired before or immediately after the allocation. Reporting Unit 1 - RSG and Reporting Unit 2 - WWO both passed the Step 1 goodwill impairment analysis with excess fair value over book value as shown in the table below:

	Reporting Unit 1	Reporting Unit 2
Goodwill balance	$568,141	$135,213
Carrying value (including goodwill)	$2,031,000	$206,096
Percentage fair value above carrying value	12.4%	87.9%

The Company’s Adjusted EBITDA for the first quarter ended March 31, 2016 was 16% above budget, with Reporting Unit 1 - RSG Adjusted EBITDA 21% above budget and Reporting Unit 2 - WWO 22% below budget. Management concluded that these results did not meet the threshold for a triggering event when considering the percentage that fair value was above carrying value for each reporting unit (shown above) and the Company’s outlook for the remainder of 2016.

Period ended June 30, 2016
The Company’s Adjusted EBITDA for the second quarter ended June 30, 2016 was 8% below budget, with Reporting Unit 1 - RSG 1% below budget and Reporting Unit 2 - WWO 30% below budget (excluding charges of $4 million related to a one-time charge that impacted both total Company and RSG results). When combined with the first quarter’s results, however, the Company’s Adjusted EBITDA for the six months ended June 30, 2016, was less than 1% below budget, with Reporting Unit 1 - RSG 7% above budget and Reporting Unit 2 - WWO 27% below budget. For Reporting Unit 1 - RSG, the Company concluded that the results through the first six months of 2016 did not suggest a triggering event as of June 30, 2016. For Reporting Unit 2 - WWO, the Company concluded that there was not a triggering event when taking into account the first six months results and the significant amount (88%) by which fair value exceeded carrying value for Reporting Unit 2 - WWO as of January 31, 2016.

Period ended September 30, 2016
The Company’s Adjusted EBITDA for the third quarter of 2016 was 19% below budget, with Reporting Unit 1 - RSG below budget by 14% and Reporting Unit 2 - WWO below budget by 28% (excluding charges of $14 million related to a one-time legal settlement that impacted both total Company and WWO results). This resulted in Company Adjusted EBITDA for the nine months ended September 30, 2016 being 8% below budget, with Reporting Unit 1 - RSG below by 1%, and Reporting Unit 2 - WWO below budget by 27%. At that time, management did not believe that the underperformance to budget would persist and thus did not consider it a triggering event for this reporting unit. Moreover, for Reporting Unit 1 - RSG, the Company noted the approximately 12% excess of fair value over carrying value that existed as of January 31, 2016 provided the Company sufficient room in its valuation to absorb the cumulative 1% underperformance. For Reporting Unit 2 - WWO, the Company concluded that there was not a triggering event, i.e., management did not determine it was more likely than not that the carrying value of the reporting unit exceeded its fair value, when taking into account the first nine month’s results and the significant amount (88%) by which fair value exceeded carrying value for Reporting Unit 2 - WWO as of January 31, 2016. Despite management’s determination that there were no triggering events, the below foreshadowing language was included in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016. In Footnote 3 - Intangibles Assets and Goodwill on page 10, the Company disclosed the following: “During the three months ended September 30, 2015, the Company recorded impairment charges of $549.7 million and $15.9 million related to goodwill and indefinite-lived assets (FCC Licenses), respectively because of declines in the Company's stock price and operating results. There were no impairment charges during the three months ended September 30, 2016. Estimating the fair value of reporting units requires significant judgments including estimating future cash flows, near-term and long-term revenue growth, and determining appropriate discount rates, among other assumptions. Any adverse changes in these estimates and assumptions could result in materially different determinations of fair value, and could result in the Company recording goodwill impairment at a future reporting date, which charges could be material. In addition, if market conditions or operational performance of any of the Company's reporting units were to deteriorate, and there was no expectation that conditions or their performance would improve within a reasonable period of time, or if an event were to occur or circumstances change that would reduce the fair value of a reporting unit's goodwill below the amounts reflected in the balance sheet, the Company may be required to recognize an impairment charge in future periods, which could be material.”

Annual Goodwill Impairment Test
The Company’s Adjusted EBITDA for the fourth quarter of 2016 was 20% below budget, with Reporting Unit 1 - RSG 17% below budget, and Reporting Unit 2 - WWO 44% below budget. The continued underperformance relative to budget in the fourth quarter at Reporting Unit 1 - RSG was primarily a result of local advertising revenue being significantly lower and programming costs being higher than the Company’s budget.

As disclosed in the Company’s 10-K for the year ended December 31, 2016, the Company's annual goodwill impairment test was performed as of December 31, 2016. The long-term revenue growth assumption of 1.1% used in the 2016 year-end impairment analysis was based on various third-party sources and was lower than the 1.9% assumption used in the 2015 year-end impairment analysis. Similarly, the Company adjusted downward its Adjusted EBITDA margin expectation from 28% to 22% when compared to the prior year’s impairment analysis. These reductions in revenue and profitability outlook for 2017 and future periods were based on the facts and circumstances discussed above in addition to those reasons discussed in the response to question 1.

3.
Please tell us why the allocation of fair value of the individual assets of Reporting Unit 1 in Step 2 of the goodwill impairment test was above the fair value calculated in the Step 1 test resulting in the $568.1 million goodwill impairment charge.

On December 31, 2016, in performing our annual impairment testing of goodwill in accordance with ASC 350 Intangibles-Goodwill and Other (“ASC 350”), fair value for Reporting Unit 1 - RSG as a whole, was calculated in Step 1 using a discounted cash flow analysis, which is an income approach. In Step 2 of the analysis, the fair values of all the identifiable individual assets were totaled and compared to the fair value from Step 1 to determine the implied value of goodwill. The Company’s FCC licenses, which comprise the majority of the identifiable assets for Reporting Unit 1 - RSG, were valued as part of the Company’s annual impairment assessment in accordance with ASC 350-30-35-26(d) using the Greenfield method. As outlined below, the Step 2 analysis yielded an excess fair value of the identifiable individual assets over the fair value of Reporting Unit 1 - RSG calculated in Step 1, which resulted in a negative implied value of goodwill. The difference in the valuation methodology used for the FCC licenses (Greenfield Method) in Step 2 and that used in Step 1 (income approach using discounted cash flows) was the reason why the allocation of fair value of the individual assets of Reporting Unit 1 - RSG in Step 2 of the goodwill impairment test was above the fair value calculated in the Step 1 test.
The details of the Step 2 analysis are shown below (in 000s):

Reporting Unit 1 - Radio Station Group
Total Fair Value Calculated in Step 1	$1,658,301

Less Fair Value of Identifiable Assets/Liabilities:
FCC Licenses	2,101,213
Tangible Assets	321,697
Other Intangible Assets	15,128
Deferred Tax Liabilities	(365,665)
Accounts Payable and Other Liabilities	(39,277)
Total Fair Value of Identifiable assets	2,033,096

Implied Fair Value of Goodwill	Less Than Zero

Book Value of Goodwill	568,141

Goodwill Impairment	$568,141

We appreciate the Staff’s time in their review. Should you have any questions or require additional information, please do not hesitate to contact me via email at john.abbot@cumulus.com or at (404) 260-6671.

Sincerely,
/s/ John Abbot
John Abbot
Executive Vice President, Treasurer and Chief Financial Officer
cc:    Mary G. Berner, Chief Executive Officer
David M. Tolley, Chairman of the Audit Committee
Richard S. Denning, General Counsel
Tim Whitson, PricewaterhouseCoopers LLP
Larry Spirgel, Securities and Exchange Commission